Exhibit 99.1

Results of Operations

Comparative financial information for the six months ended June 30, 2025 has been retrospectively reclassified to reflect the Singapore grocery business as discontinued operations following its disposal in 2025, consistent with the presentation adopted in the Company’s audited consolidated financial statements for the year ended December 31, 2025. Accordingly, unless otherwise stated, the comparative results presented below represent results from continuing operations.

The following table sets forth certain operational data for the six months ended June 30, 2026 and 2025:

	Periods Ended June 30,
	2026	2025
	USD	USD

Revenues	$14,306,084	$7,359,679
Cost of revenues	(12,479,546)	(6,571,294)
Gross profit	1,826,538	788,385
Operating expenses
Selling and distribution expenses	(1,103,932)	(503,504)
General administrative expenses	(4,739,521)	(6,239,331)
Loss from operations	(4,016,915)	(5,954,450)

Other income (expense)
Other income	750,338	582,021
Finance costs	(52,559)	(586,990)
Total other income (expense), net	697,779	(4,969)

Loss before income taxes	(3,319,136)	(5,959,419)
Income tax expense	-	-
Net loss from continuing operations, net of tax	$(3,319,136)	$(5,959,419)

Net loss from discontinued operations, net of tax	-	(1,727,481)

Total net loss	(3,319,136)	(7,686,900)

Revenues

For the six months ended June 30, 2026 and 2025, we derived our revenue primarily from packaged tours, reflecting our strategic transformation from community e-commerce into an AI-assisted travel platform. Following the discontinuation of our Singapore grocery business, we are focusing our resources on scaling our travel operations and technology-enabled services. Our breakdown of revenues by revenue stream and geographical location for the six months ended June 30, 2026 and 2025 is summarized below.

	Periods Ended June 30,				Change
	2026	%	2025	%	(%)
	USD		USD
Discontinued operations
Sales of groceries - Singapore	$-	-	$1,761,337	100.00%	(100.00)
Total	$-	-	$1,761,337	100.00	(100.00)

Continuing operations
Sales of groceries - Indonesia	-		441,383	6.00	(100.00)
Packaged-tour - Singapore	10,813,718	75.59	5,230,181	71.07	106.76
Packaged-tour - Indonesia	3,492,366	24.41	1,688,115	22.93	106.88
Total	$14,306,084	100.00	$7,359,679	100.00	94.38

Revenue from continuing operations increased by approximately US$6.9 million, or 94.4%, from US$7.4 million to US$14.3 million for the six months ended June 30, 2026. The growth was led by Singapore, where packaged-tour revenue increased by 106.8% to approximately US$10.8 million, primarily reflecting new contributions from Altitude, our premium travel brand, and our Meetings, Incentives, Conferences and Exhibitions (“MICE”) division. In Indonesia, packaged-tour revenue increased by 106.9% to approximately US$3.5 million, supported by continued market penetration and growing demand for outbound travel products.

As part of our exit from the grocery business, revenue from our Indonesia grocery operations decreased from approximately US$0.4 million for the six months ended June 30, 2025 to nil for the corresponding period in 2026. Revenue of approximately US$1.8 million generated by our Singapore grocery business during the six months ended June 30, 2025 has been presented under discontinued operations.

Packaged tours accounted for all revenue from continuing operations for the six months ended June 30, 2026, reflecting the continued execution of our strategic transformation from community e-commerce toward an AI-enabled travel platform.

Cost of revenues

Cost of revenues from continuing operations increased by approximately US$5.91 million, or 89.9%, from US$6.57 million for the six months ended June 30, 2025 to US$12.48 million for the corresponding period in 2026. The increase primarily reflected the expansion of our packaged-tour operations, including the new contributions from Altitude and our MICE division.

Direct costs associated with packaged tours increased from approximately US$6.03 million to US$12.34 million, broadly in line with the growth in packaged-tour revenue. These costs consisted primarily of payments to airlines, hotels, transportation operators and other travel service providers. Direct labor costs also increased from approximately US$0.02 million to US$0.14 million to support the expansion of our travel operations.

As part of our exit from the grocery business, inventory-related costs associated with our Indonesia grocery operations decreased from approximately US$0.52 million for the six months ended June 30, 2025 to nil for the corresponding period in 2026. Costs associated with our Singapore grocery business during the six months ended June 30, 2025 have been presented under discontinued operations.

Our breakdown of cost of revenues for the six months ended June 30, 2026 and 2025 is summarized below:

	Six Months Ended June 30,
	2026	2025
	USD	USD
Discontinued operations
Changes in inventory	$-	$1,204,850
Direct labor	-	160,937
Packing and handling	-	47,260
Total costs of revenue	-	1,413,047

Continuing operations
Changes in inventory	$-	$516,523
Direct labor	136,626	21,267
Direct costs for packaged-tour	12,342,920	6,033,504
Total costs of revenue	12,479,546	6,571,294

Gross profit

Gross profit from continuing operations more than doubled from approximately US$0.79 million for the six months ended June 30, 2025 to US$1.83 million for the corresponding period in 2026, representing an increase of 131.7%. Gross profit margin also improved from 10.71% to 12.77%.

The increase was primarily driven by the expansion of our packaged-tour operations, including new contributions from Altitude and our MICE division, together with continued growth in Singapore and Indonesia. Gross profit margin improved as packaged-tour revenue grew faster than the associated direct costs, supported by greater operating scale and disciplined pricing. Although our margins remain sensitive to fluctuations in airfare, accommodation and other supplier costs, the improvement reflects progress in scaling our travel-focused business following our exit from the grocery business.

Operating expenses

Our operating expenses consist of selling and distribution expenses and general and administrative expenses.

Selling and distribution expenses

Selling and distribution expenses for the six months ended June 30, 2026 amounted to approximately US$1.10 million, compared with approximately US$0.50 million for the same period in 2025, representing an increase of approximately US$0.60 million, or 119.2%.

Selling and distribution expenses primarily consist of marketing and advertising expenses, payment gateway fees, staff remuneration and other costs directly related to customer acquisition and sales activities.

The increase was primarily attributable to higher marketing and advertising expenditures to support the expansion of our packaged-tour business, together with higher payment gateway fees resulting from increased transaction volumes. These increases were partially offset by lower contractor fees and delivery-related expenses following the completion of the wind-down of our grocery operations.

Selling and distribution expenses as a percentage of revenue increased from approximately 6.84% for the six months ended June 30, 2025 to approximately 7.72% for the same period in 2026, primarily reflecting increased investment in marketing and customer acquisition activities to support the growth of our travel business.

General and administrative expenses

General and administrative expenses for the six months ended June 30, 2026 amounted to approximately US$4.74 million, compared with approximately US$6.24 million for the same period in 2025, representing a decrease of approximately US$1.50 million, or 24.0%.

The decrease was primarily attributable to lower expected credit loss provisions and the absence of penalty compensation arising from the breach of loan covenants that was recognized during the prior-year period. This decrease was partially offset by approximately US$0.89 million of share-based compensation expense recognized during the six months ended June 30, 2026 in connection with equity awards and shares issued to eligible participants and service providers as compensation for services. As the share-based compensation was non-cash in nature, it increased general and administrative expenses without a corresponding operating cash outflow during the period.

The Company continued to maintain cost controls over professional fees, office expenses and other administrative costs while supporting the growth of its travel operations.

Total other income (expense), net

Total other income, net for the six months ended June 30, 2026 amounted to approximately US$0.70 million, compared with net other expense of approximately US$0.005 million for the same period in 2025.

Other income increased to approximately US$0.75 million for the six months ended June 30, 2026 from approximately US$0.58 million for the same period in 2025. The increase was primarily attributable to higher miscellaneous income, partially offset by lower interest income.

Finance costs decreased significantly from approximately US$0.59 million for the six months ended June 30, 2025 to approximately US$0.05 million for the same period in 2026. The decrease was primarily attributable to the repayment and settlement of interest-bearing borrowings during the second half of 2025, resulting in substantially lower finance costs during the current period.

As a result, the Company recorded net other income of approximately US$0.70 million for the six months ended June 30, 2026, compared with net other expense of approximately US$0.005 million for the same period in 2025.

Income tax expense

We conduct our business operations primarily in Singapore and Indonesia and are subject to income taxes in these jurisdictions. We file separate income tax returns in the relevant jurisdictions, which may be subject to examination by the applicable tax authorities.

No provision for income tax expense was recognized for the six months ended June 30, 2026 and 2025, as we did not generate taxable profits during these periods.

Net loss

Total net loss narrowed by approximately US$4.37 million, or 56.8%, from US$7.69 million for the six months ended June 30, 2025 to US$3.32 million for the corresponding period in 2026.

Net loss from continuing operations decreased by approximately US$2.64 million, or 44.3%, from US$5.96 million to US$3.32 million. The improvement was primarily driven by gross profit more than doubling, lower general and administrative expenses, and a substantial reduction in finance costs following the repayment and settlement of interest-bearing borrowings. These improvements were partially offset by higher selling and distribution expenses and the recognition of approximately US$0.89 million in share-based compensation.

The decrease in total net loss also reflected the absence of the approximately US$1.73 million loss from discontinued operations recorded during the six months ended June 30, 2025.

Liquidity and Capital Resources

As of June 30, 2026, the Company had incurred recurring operating losses and had limited cash resources, which raised substantial doubt about its ability to continue as a going concern. In assessing the Company’s ability to continue as a going concern, management and the Board considered the Company’s existing liquidity position, expected future cash flows and financing plans.

The Company’s principal uses of cash have been, and management expects will continue to be, for working capital requirements associated with the growth of its operations and investments in business expansion. Management expects to improve the Company’s liquidity through operating cash flows, equity financing and other fundraising activities.

In addition, on March 23, 2026, the Company entered into an Ordinary Share Purchase Agreement with Dogwood Partners, which provides the Company with access to an equity line of credit. Under this arrangement, subject to the satisfaction of the conditions set forth in the agreement, the Company may, at its discretion, direct the investor to purchase its ordinary shares from time to time.

The Company made its first sale of ordinary shares under the equity line of credit in July 2026. On July 23, 2026, the Company sold 50,000 ordinary shares at a purchase price of US$0.74108 per share, generating gross proceeds of US$37,054. The transaction was settled on July 24, 2026.

Management believes that the proceeds from the initial utilization of the equity line of credit, together with the availability of additional financing under the facility and its plans to improve operating cash flows, will enhance the Company’s liquidity and provide additional financial flexibility to support its working capital requirements and strategic plans. However, the Company’s ability to obtain additional funding under the equity line of credit remains subject to the conditions and limitations set forth in the relevant agreement, including prevailing market conditions and applicable regulatory requirements.

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will continue to operate for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The following table sets forth a summary of our cash flows for the six months ended June 30, 2026 and 2025 indicated:

	Periods Ended June 30,
	2026	2025
	USD	USD

Net cash used in operating activities	$(2,606,462)	$(2,218,757)
Net cash provided by / (used in) investing activities	594,778	(5,526)
Net cash provided by / (used in) financing activities	1,045,945	(344,053)
Net decrease in cash and cash equivalents	(965,739)	(2,568,336)
Effect of exchange rate changes on balance of cash held in foreign currencies	346,653	(668,618)
Cash and cash equivalents at the beginning of the period	3,056,043	4,148,279
Cash and cash equivalents at the end of the period	$2,436,957	$911,325

Cash used in operating activities

For the six months ended June 30, 2026, net cash used in operating activities amounted to approximately US$2.61 million. This was primarily attributable to a net loss of approximately US$3.32 million, as adjusted for non-cash items and changes in operating assets and liabilities.

Non-cash adjustments for the six months ended June 30, 2026 primarily consisted of share-based compensation arising from the issuance of ordinary shares under the Equity Incentive Plan of approximately US$0.89 million, depreciation of leasehold improvements, equipment and right-of-use assets of approximately US$0.51 million, and amortization of intangible assets of approximately US$0.20 million.

Changes in operating assets and liabilities during the six months ended June 30, 2026 primarily included an increase in prepaid expenses and other assets of approximately US$2.26 million, a decrease in operating lease liabilities of approximately US$0.48 million, and a decrease in other current liabilities of approximately US$0.11 million. These cash outflows were partially offset by an increase in accounts payable of approximately US$1.17 million, an increase in deferred revenue of approximately US$1.20 million, and a decrease in accounts receivable of approximately US$0.02 million.

For the six months ended June 30, 2025, net cash used in operating activities amounted to approximately US$2.22 million. This was primarily attributable to a net loss of approximately US$7.69 million, as adjusted for non-cash items and changes in operating assets and liabilities.

Non-cash adjustments for the six months ended June 30, 2025 primarily consisted of expected credit loss provisions on a note receivable and prepaid expenses and other assets of approximately US$4.02 million and US$0.65 million, respectively, depreciation of leasehold improvements, equipment and right-of-use assets of approximately US$0.45 million, and amortization of intangible assets of approximately US$0.30 million.

Changes in operating assets and liabilities during the six months ended June 30, 2025 primarily included decreases in inventories and accounts receivable of approximately US$0.07 million and US$0.55 million, respectively, and increases in deferred revenue and other current liabilities of approximately US$0.71 million and US$0.13 million, respectively. These cash inflows were partially offset by an increase in prepaid expenses and other assets of approximately US$0.47 million, a decrease in operating lease liabilities of approximately US$0.32 million, and a decrease in accounts payable of approximately US$0.60 million.

Cash provided by / (used in) investing activities

For the six months ended June 30, 2026, net cash provided by investing activities amounted to approximately US$0.59 million.

For the six months ended June 30, 2025, net cash used in investing activities amounted to approximately US$0.006 million, primarily due to purchases of office equipment.

Cash provided by / (used in) financing activities

For the six months ended June 30, 2026, net cash provided by financing activities amounted to approximately US$1.05 million.

For the six months ended June 30, 2025, net cash used in financing activities amounted to approximately US$0.34 million, primarily due to the early repayment and settlement of borrowings.

Inflation

Inflation and changing prices have not had a material effect on our business, and we do not expect that inflation or changing prices will materially affect our business in the foreseeable future. However, our management will closely monitor price changes in our industry and continually maintain effective cost control in operations.

Off-Balance Sheet Arrangements

As of June 30, 2026 and December 31, 2025, we did not have any significant off-balance sheet arrangements that had, or were reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Subsequent to June 30, 2026, the Company utilized its equity line of credit for the first time. On July 23, 2026, the Company sold 50,000 ordinary shares at a purchase price of US$0.74108 per share, generating gross proceeds of US$37,054. This equity financing transaction did not constitute an off-balance sheet arrangement. See “Liquidity and Capital Resources” and “Subsequent Events” for further information.

Critical Accounting Policies and Estimates

Revenue recognition

The Company adopted Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (ASC Topic 606), for all periods presented. The core principle of ASC Topic 606 is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

To apply this principle, the Company follows a five-step model that requires it to: (i) identify the contract with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant reversal will not occur; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when, or as, the Company satisfies the applicable performance obligations.

Continuing operations – Packaged-tour revenue

The Company’s continuing operations for the six months ended June 30, 2026 principally consisted of packaged-tour services in Singapore and Indonesia. Revenue from the Indonesia grocery business included within continuing operations for the comparative period was eliminated during the six months ended June 30, 2026 following the completion of the wind-down of those operations.

For packaged tours, the Company recognizes revenue at the point in time when control of the promised services is transferred to customers, which generally occurs when the tour departs. The Company considers the bundled travel services provided under each packaged tour, including transportation, accommodation, itinerary arrangements and other related travel services, to constitute a single performance obligation because these services are highly interdependent and are integrated into a combined travel product provided to the customer.

The Company determines whether it acts as a principal or an agent at the performance-obligation level. For its packaged-tour arrangements, the Company acts as the principal because it controls the packaged tour, including the underlying travel services, before the services are transferred to the customer. This conclusion is supported by the Company’s primary responsibility for fulfilling the promised packaged-tour services, its responsibility for integrating the underlying services into the final travel product and its discretion in establishing the price charged to customers.

Accordingly, packaged-tour revenue is presented on a gross basis. Amounts billed to customers are recorded as revenue, while amounts paid to airlines, hotels, transportation operators and other travel service providers are recorded as cost of revenues.

Packaged-tour revenue is measured based on the consideration the Company expects to receive, net of discounts, incentives, refunds and other applicable adjustments. Payments are generally received before the departure of a tour and are initially recorded as contract liabilities within deferred revenue. Such amounts are recognized as revenue when the relevant performance obligation is satisfied upon the departure of the tour.

For product revenue generated by the Indonesia grocery business during the comparative period, the Company recognized revenue at the point in time when control of the goods was transferred to customers, which generally occurred upon delivery.

Discontinued operations – Singapore grocery business

Following the disposal and discontinuation of the Company’s Singapore grocery business, the results of that business have been presented as discontinued operations for the applicable comparative period.

Prior to its disposal, the Company generated product revenue through the sale of grocery products using its mobile application. The Company accounted for such revenue on a gross basis because it acted as the principal in these transactions. The Company controlled the products before their transfer to customers, was primarily responsible for fulfilling the promise to provide the specified goods, was exposed to inventory risk and had discretion in establishing the prices charged to customers.

Revenue from the Singapore grocery business was recognized at the point in time when control of the products was transferred to customers, which generally occurred upon delivery. Revenue was measured based on the consideration expected to be received, net of sales returns, discounts and incentives.

Under the grocery business model, customers could fund their accounts through the Company’s mobile application. These balances could arise from customer top-ups, refunds arising from cancellations or returns, and commissions payable to group leaders. Such balances were initially recorded as advances from customers because no underlying sales contract existed at the time the accounts were funded. When customers placed purchase orders, the relevant balances were reclassified to deferred revenue and subsequently recognized as revenue upon delivery of the products.

Amounts collected on behalf of third parties, including applicable sales taxes, indirect taxes and certain pass-through amounts, are excluded from revenue.

Product revenues

-	Performance obligations satisfied at a point in time

During the six months ended June 30, 2026, the Company did not generate product revenue from its grocery operations following the completion of the wind-down of its Indonesia grocery operations and the prior disposal and discontinuation of its Singapore grocery business. Product revenue generated by the Indonesia grocery operations during the comparative period is included in continuing operations, while product revenue generated by the Singapore grocery business during the comparative period is presented as discontinued operations.

Prior to the wind-down or disposal of these operations, the Company sold goods to customers primarily through group orders placed using the Company’s mobile application. The Company accounted for revenue generated from these sales on a gross basis because it acted as the principal in these transactions. The Company controlled the specified goods before they were transferred to customers, was primarily responsible for fulfilling the promise to provide the goods, was exposed to inventory risk and had discretion in establishing the prices charged to customers. The Company’s assessment was made in accordance with ASC 606-10-55-36 through 55-40.

Product revenue was measured based on the consideration the Company expected to receive, net of sales returns, discounts and incentives. The Company recognized revenue at the point in time when control of the specified goods was transferred to customers, which generally occurred upon delivery. Revenue excluded amounts collected on behalf of third parties, including sales taxes and indirect taxes.

Customers could pay for purchases in cash or settle their balances using amounts maintained in their user accounts on the Company’s mobile application, referred to as “Assets.” Such Assets arose from: (i) cash collected from customers to top up their e-wallet balances through the Company’s mobile application; (ii) refunds credited to customers’ e-wallets as a result of order cancellations or product returns; and (iii) commissions payable to group leaders for services provided to the Company. These Assets entitled their holders to offset the amounts payable for future purchases.

Assets were initially recognized as advances from customers when granted because customers had not yet placed purchase orders and no underlying sales contract existed at that time. When customers subsequently placed purchase orders and used their Assets, the relevant balances were reclassified from advances from customers to deferred revenue.

Deferred revenue represented a contract liability reflecting the Company’s obligation to transfer goods to customers for which consideration had been received, or was due, in the form of cash or Assets. The balance of deferred revenue represented unsatisfied performance obligations relating to products that had not yet been delivered. Upon delivery of the relevant products, the corresponding deferred revenue was recognized as product revenue.

Packaged-tour revenue

-	Performance obligations satisfied at a point in time

For each customer contract, the Company determines whether it acts as a principal or an agent at the performance-obligation level. In arrangements in which the Company controls the services before they are transferred to customers and is primarily responsible for integrating the underlying services into the combined travel product, the Company acts as the principal.

The Company considers the bundled travel services included in a packaged tour, including transportation, accommodation, itinerary arrangements and other related travel services, to constitute a single performance obligation because the individual services are highly interdependent and are integrated into a combined travel product provided to the customer.

The Company recognizes packaged-tour revenue at the point in time when control of the promised services is transferred to the customer, which generally occurs when the tour departs. Payments received before tour departure are initially recorded as deferred revenue and recognized as revenue when the relevant performance obligation is satisfied.

Revenue from packaged tours is presented on a gross basis. Amounts billed to customers are recorded as revenue, while amounts paid to airlines, hotels, transportation operators, destination management companies and other travel service providers are recorded as cost of revenues.

The Company acts as the principal in accordance with ASC 606-10-55-36 through 55-40 because it controls the packaged tour, including the underlying travel services, before the combined service is transferred to the customer. This conclusion is supported by the Company’s primary responsibility for fulfilling the packaged-tour services, its responsibility for integrating the underlying services into the final travel product and its discretion in establishing the prices charged to customers.

Segment information

The Company operates as a single operating segment. The Company’s chief operating decision maker, its Chief Executive Officer, reviews the Company’s financial information on a consolidated basis for the purposes of allocating resources and evaluating financial performance.

For the six months ended June 30, 2026, all revenue from continuing operations was generated by the packaged-tour business, compared with approximately 94% for the same period in 2025. Product revenue from the Indonesia grocery business represented approximately 6% of revenue from continuing operations for the six months ended June 30, 2025.

The Company’s packaged-tour operations are primarily conducted in Singapore and Indonesia. Revenue generated by the Singapore packaged-tour business represented approximately 75.59% of revenue from continuing operations for the six months ended June 30, 2026, while revenue generated by the Indonesia packaged-tour business represented approximately 24.41%.

In accordance with ASC 280-10-50-40, the Company’s disaggregation information of revenues by each product and service or each group of similar product and service type which were recognized based on the nature of performance obligation disclosed above was as follows:

	For the six months ended June 30,				Change
	2026	%	2025	%	(%)
	USD		USD
Discontinued operations
Food and beverage	$-	-	$1,372,113	77.9	(100.0)
Fresh produce	-	-	358,759	20.4	(100.0)
Lifestyle and other personal care items	-	-	30,465	1.7	(100.0)
Total	$-	-	$1,761,337	100.0	(100.0)

Continuing operations
Food and beverage	$-	-	$-	-
Fresh produce	-	-	441,383	6.0	(100.0)
Packaged-tour	14,306,084	100.0	6,918,296	94.0	106.8
Others	-		-	-
Total	$14,306,084	100.0	$7,359,679	100.0	94.4

Revenue by geographic area, based on the location of customers, was as follows:

	For the six months ended June 30,				Change
Geographic Area / Country	2026	%	2025	%	%
Discontinued operations
Singapore	$-	-%	$1,761,337	100.0	(100.0)
Total	$-	-%	$1,761,337	100.0	(100.0)

Continuing operations
Singapore	$10,813,718	75.6%	$5,230,181	71.1	106.8
Indonesia	3,492,366	24.4%	2,129,498	28.9	64.0
Total	$14,306,084	100.0%	$7,359,679	100.0	94.4

During the six months ended June 30, 2026 and 2025, all revenues were generated from third parties.

Recent accounting pronouncements

The Company has evaluated recently issued accounting standards updates and other authoritative guidance that became effective for the Company during the six months ended June 30, 2026. The adoption of such guidance did not have a material effect on the Company’s unaudited interim consolidated financial statements.

The Company has also evaluated recently issued accounting standards updates that have not yet become effective and has not early adopted such guidance. Based on its current assessment, the Company does not expect the adoption of these accounting standards updates to have a material effect on its unaudited interim consolidated financial statements. The Company will continue to evaluate the impact of these accounting standards updates through their respective effective dates.